UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30685 / September 4, 2013

_____

)

In the Matter of   )

)

WELLS FARGO BANK, N.A.   )
101 North Phillips Avenue   )
Sioux Falls, SD 57104   )

)

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.   )
401 South Tryon Street, TH3)
5th Floor   )
Charlotte, NC 28202   )

)

ALTERNATIVE STRATEGIES GROUP, INC.   )
401 South Tryon Street, TH 3)
5th Floor   )
Charlotte, NC 28202   )

)

FIRST INTERNATIONAL ADVISORS, LLC   )
30 Fenchurch Street   )
London, England   )
UK EC3M 3BD   )

)

GALLIARD CAPITAL MANAGEMENT, INC.   )
800 LaSalle Avenue, Suite 1100)
Minneapolis, MN 55402   )

)

GOLDEN CAPITAL MANAGEMENT, LLC   )
5 Resource Square   )
Suite 400   )
10715 David Taylor Drive   )
Charlotte, NC 28262   )

)

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC   )
610 Newport Center Drive   )
Suite 1000   )
Newport Beach, CA 92660   )

)

PEREGRINE CAPITAL MANAGEMENT, INC.   )
800 LaSalle Avenue, Suite 1850   )
Minneapolis, MN 55402   )
)
WELLS CAPITAL MANAGEMENT INCORPORATED   )
525 Market Street, 10th Floor   )
San Francisco, California 94105   )
)
WELLS FARGO FUNDS DISTRIBUTOR, LLC   )
525 Market Street, 12th Floor   )
San Francisco, California 94105   )
)
WELLS FARGO FUNDS MANAGEMENT, LLC   )
525 Market Street, 12th Floor   )
San Francisco, California 94105   )
)
(812-14176)   )
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Wells Fargo Bank, N.A. ("Wells Fargo Bank"), Alternative Strategies Brokerage Services,
Inc., Alternative Strategies Group, Inc., First International Advisors, LLC, Galliard Capital
Management, Inc., Golden Capital Management, LLC, Metropolitan West Capital
Management, LLC, Peregrine Capital Management, Inc., Wells Capital Management
Incorporated, Wells Fargo Funds Distributor, LLC, and Wells Fargo Funds Management,
LLC (collectively, "Applicants") filed an application on July 12, 2013 requesting temporary
and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act")
exempting Applicants and any other company of which Wells Fargo Bank is or may become
an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the
Act with respect to an injunction effective July 15, 2013, entered against Wells Fargo Bank by
the United States District Court for the Northern District of California.

On July 15, 2013, the Commission issued a temporary conditional order (pursuant to
delegated authority) exempting Applicants from section 9(a) of the Act with respect to the
above-referenced injunction from July 15, 2013 until the Commission took final action on an
application for a permanent order or, if earlier, September 13, 2013 (Investment Company Act
Release No. 30600). On August 6, 2013, the Commission issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act (Investment Company Act Release No. 30644) until the Commission takes
final action on the application for a permanent order. The notice gave interested persons an
opportunity to request a hearing and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Wells Fargo Bank, et al. (File No. 812-14176) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction effective July 15, 2013, described in the application, entered against Wells Fargo Bank by the United States District Court for the Northern District of California.

By the Commission.


Elizabeth M. Murphy
Secretary
